UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

Rule 13E-3 Transaction Statement Under Section 13(E)

of the Securities Exchange Act of 1934

THE HALLWOOD GROUP INCORPORATED

(Name of Issuer)

The Hallwood Group Incorporated

Hallwood Financial Limited

HFL Merger Corporation

Hallwood Family Investments Ltd.

Anthony J. Gumbiner

Marie Magdeleine Gumbiner

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

406364 30 7

(CUSIP Number of Class of Securities)

The Hallwood Group Incorporated Attn: Richard Kelley 3710 Rawlins, Suite 1500 Dallas, Texas 75219	Anthony J. Gumbiner c/o The Hallwood Group Incorporated 3710 Rawlins, Suite 1500 Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

K&L Gates LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5500 Attn: Soren Lindstrom	Wick Phillips Gould & Martin, LLP 2100 Ross Avenue, Suite 950 Dallas, Texas 75201 (214) 692-6200 Attn: Bradley K. Mahanay	Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000 Attn: Daryl B. Robertson

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$6,806,683	$876.69

*	In accordance with Exchange Act Rule 0-11(c), the filing fee of $876.69 was determined by multiplying 0.0001288 by the maximum aggregate Merger Consideration of $6,806,683. The maximum aggregate Merger Consideration was calculated as the product of (a) 523,591 outstanding shares of common stock as of March 3, 2014 to be acquired in the merger and (b) the maximum per share Merger Consideration of $13.00.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$674.39
Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A, File No. 001-08303
Filing Party:	The Hallwood Group Incorporated
Date Filed:	November 14, 2013

Amount Previously Paid:	$202.30
Form or Registration No.:	Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-08303
Filing Party:	The Hallwood Group Incorporated
Date Filed:	March 5, 2014

Introduction

This Amendment No. 5 (“Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) The Hallwood Group Incorporated (the “Company”), a Delaware corporation and the issuer of the shares of Common Stock, par value $.10 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Hallwood Financial Limited (“Parent”), a British Virgin Islands corporation; (iii) Hallwood Family Investments Ltd. (“HFI”), a British Virgin Islands business company; (iv) Anthony J. Gumbiner (“Mr. Gumbiner”), Chairman and Chief Executive Officer of the Company and a director of each of Parent and HFI, and (v) Marie Magdeleine Gumbiner, a director of each of Parent and HFI.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 4, 2013 by and among the Company, Parent, and HFL Merger Corporation (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Parent, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of July 11, 2013, and as further amended by that certain Second Amendment to Agreement and Plan of Merger, dated as of February 7, 2014 (the “Merger Agreement”). Pursuant to the terms and conditions of the Merger Agreement, on May 16, 2014, Merger Sub was merged with and into the Company (the “Merger”), at which time the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving company in the Merger and a wholly subsidiary of Parent. Merger Sub is no longer a Filing Person because it was merged with and into the Company.

The Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act on April 8, 2014, pursuant to which the Company’s Board of Directors solicited proxies from stockholders of the Company in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

This Final Amendment is being filed to report the results of the transaction that is the subject of this Transaction Statement, pursuant to Rule 13e-3(d)(3) of the Exchange Act. Except as set forth in this Final Amendment, all information in this Transaction Statement remains unchanged.

The information concerning the Company contained in this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Transaction Statement and the Proxy Statement has been supplied by such Filing Person.

Item 15.	Additional Information.

On May 15, 2014, at a special meeting of the Company’s stockholders, the holders of (i) a majority of the outstanding shares of Common Stock entitled to vote at the meeting, and (ii) a majority of the outstanding shares of Common Stock, voting together as a single class, excluding all shares of Common Stock owned by Parent, Merger Sub, Mr. Gumbiner or any of their respective affiliates (other than the Company and its subsidiaries), or by any director, officer or other employee of the Company or any of its subsidiaries, voted to adopt the Merger Agreement.

On May 16, 2014, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, at which time the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving corporation and a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares held by Parent, Merger Sub, the Company or any wholly owned subsidiary of the Company or held in the Company’s treasury and shares outstanding immediately prior to the Effective Time held by any stockholder who has neither voted in favor of the Merger nor consented thereto in writing and who has demanded properly in writing appraisal for such shares or otherwise properly perfected and not withdrawn or lost his or her rights of appraisal under the General Corporation Law of the State of Delaware) was converted into the right to receive $12.39 in cash, without interest (the “Merger Consideration”), whereupon all such shares were automatically cancelled and ceased to exist, and the holders of such shares ceased to have any rights with respect thereto other than the right to receive the Merger Consideration.

As a result of the Merger, the Common Stock will cease to be publicly traded on the NYSE MKT exchange prior to the open of the market on May 19, 2014, and the Company became eligible for delisting from the NYSE MKT exchange and termination of registration under the Exchange Act. Accordingly, the Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Common Stock under the Exchange Act.

Item 16.	Exhibits.

(a)(1)	Proxy Statement of The Hallwood Group Incorporated (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on April 8, 2014)

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement)

(a)(3)	Letter to the Company’s Stockholders (incorporated herein by reference to the Proxy Statement)

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement)

(a)(5)	Press Release dated June 5, 2013 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 5, 2013 and incorporated herein by reference)

(a)(6)	Press Release dated May 16, 2014 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 16, 2014 and incorporated herein by reference)

(c)(1)	Opinion dated June 4, 2013 of Southwest Securities, Inc. to the Special Committee of the Board of Directors of The Hallwood Group Incorporated (incorporated herein by reference to Annex B of the Proxy Statement)

(c)(2)	Presentation, dated March 28, 2013, of Southwest Securities, Inc. to the Special Committee*

(d)(1)	Agreement and Plan of Merger, dated as of June 4, 2013, between The Hallwood Group Incorporated, Hallwood Financial Limited and HFL Merger Corporation (incorporated herein by reference to Annex A of the Proxy Statement)

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of July 11, 2013, between The Hallwood Group Incorporated, Hallwood Financial Limited and HFL Merger Corporation (incorporated herein by reference to Annex A of the Proxy Statement)

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of February 7, 2014, between The Hallwood Group Incorporated, Hallwood Financial Limited and HFL Merger Corporation (incorporated herein by reference to Annex A of the Proxy Statement)

(d)(4)	Stipulation of Settlement, dated February 7, 2014, by and among the parties to Gary L. Sample v. Anthony J. Gumbiner et al., Civil Action No. 8833-VCN in the Court of Chancery of the State of Delaware (filed as Exhibit 1 to Amendment No. 20 to Schedule 13D/A, filed February 12, 2014 by Hallwood Trust and Anthony J. Gumbiner and incorporated herein by reference)

(f)(1)	Section 262 of Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement)

*	Previously filed with Amendment No. 1 to Schedule 13E-3 on January 16, 2014

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of May 16, 2014

THE HALLWOOD GROUP INCORPORATED

By:	/s/ Richard Kelley
	Name:	Richard Kelley
	Title:	VP - CFO

HALLWOOD FINANCIAL LIMITED

By:	/s/ Anthony J. Gumbiner
	Name:	Anthony J. Gumbiner
	Title:	Director

HALLWOOD FAMILY INVESTMENTS LTD.

By:	/s/ Anthony J. Gumbiner
	Name:	Anthony J. Gumbiner
	Title:	Director

/s/ Anthony J. Gumbiner
Anthony J. Gumbiner

/s/ Marie Magdeleine Gumbiner
Marie Magdeleine Gumbiner